UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TAOMEE HOLDINGS LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release dated December 11, 2015

Exhibit 99.2	Agreement and Plan of Merger among Orient TM Parent Limited, Orient TM Merger Limited and Taomee Holdings Limited dated December 11, 2015

Exhibit 99.3	Limited Guaranty, dated as of December 11, 2015, by Orient Ruide Capital Management (Shanghai) Co., Ltd. in favor of the Registrant

Exhibit 99.4	Limited Guaranty, dated as of December 11, 2015, by Mr. Benson Haibing Wang and Joy Union Holdings Limited in favor of the Registrant

Exhibit 99.5	Limited Guaranty, dated as of December 11, 2015, by Mr. Roc Yunpeng Cheng and Charming China Limited in favor of the Registrant

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Sam Lawn
Name:	Sam Lawn
Title:	Chief Financial Officer

Date: December 11, 2015

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